PRESS RELEASE                        Huntingdon Life Sciences Group plc


                                    ("Huntingdon") (SEAQ:HTD, NASD OTCBB:HTDLY)
                                    Woolley Road, Alconbury, Huntingdon
                                    Cambs PE28 4HS, England


                                     For Further Information:
                                     Richard Michaelson
                                     Phone:   UK: +44 (0) 1480 892194
                                              US: (201) 525-1819
                                     e-mail: HuntingdonLS@aol.com


FOR IMMEDIATE RELEASE
March 22, 2001

                        HUNTINGDON ANNOUNCES 2000 RESULTS


Huntingdon, England, March 22, 2001 - Huntingdon Life Sciences Group plc ("The Company") announced today that net revenues for the year ended December 31, 2000 were (pound)63.3 million ($96.2 million) an increase of 9% from prior year revenues of (pound)58.2million ($94.3 million). The Company reported an operating loss for the year of (pound)4.9 million ($7.5 million) compared to operating losses of (pound)3.8 million ($6.1 million) in the prior year. Net losses after taxation and interest for the year were (pound)10.9 million ($16.6 million) compared to (pound)6.6 million ($10.7 million) in the prior year. Net loss per ordinary share was 3.8 pence, compared to 2.3 pence in the prior year. Net loss per ADR was 142.8 cents compared to 92.0 cents in the prior year. Included in the results for the year were exceptional losses of (pound)2.3 million ($3.5 million), compared to exceptional net gains of (pound)0.5 million ($0.8 million) in the prior year. These losses comprise a write off of costs incurred in the refinancing of the Company's bank debt of (pound)1.2 million ($1.8 million) and a provision for impairment of (pound)1.1 million ($1.7 million) following a review of asset values. Exclusive of the exceptional losses, the operating loss for the year would have been (pound)2.6 million ($4.0 million), compared to a loss of (pound)2.5 million ($4.0 million) in the prior year.

Net revenues for the quarter ended December 31, 2000 were (pound)15.8 million ($23.0 million) compared to (pound)15.5 million ($25.3 million) in the same period last year. The Company reported an operating loss for the quarter of (pound)4.2 million ($6.1 million) compared to an operating profit of (pound)5 thousand ($8 thousand) in the same period last year. Net losses after taxation and interest for the quarter were (pound)5.1 million ($7.4 million) compared to (pound)1.4 million ($2.3 million) in the same period last year. Included in the results for the current year were exceptional losses of (pound)2.3 million ($3.3 million). Net loss per ordinary share was 1.8 pence, compared to 0.5 pence in the same period last year. Net loss per ADR was 66.8 cents compared with 20.0 cents loss in the same period last year. Exclusive of the exceptional losses, the operating loss for the quarter would have been (pound)1.9 million ($2.8 million), compared to profit of (pound)5 thousand ($8 thousand) in the same period last year.


The net loss after taxation and interest for the year which will be reported under US GAAP in the Company's Form 10-K filing with the United States Securities and Exchange Commission is (pound)7.0 million ($10.6 million) compared to (pound)4.1 million ($6.6 million) in the prior year. The net loss after taxation and interest for the quarter ended December 31, 2000 under US GAAP is (pound)1.9 million ($2.9 million) compared to (pound)1.4 million ($2.2 million) in the same period last year. The primary differences between the results stated under US and UK GAAP are in the accounting treatment of pension costs, deferred taxation, and impairment of asset values.


Andrew Baker, Huntingdon's Executive Chairman said: "2000 was certainly a challenging year for the Company. We're all extremely pleased with the new long term financing arranged on January 20th of this year, and are optimistic that that bodes well for the year ahead. Unfortunately, the most visible feature of this past year was the abusive and sometimes violent campaign waged by so called "animal rights" activists against the Company, and our shareholders, clients and financiers. This campaign, which fed the uncertainties surrounding our refinancing of the Company's bank debt certainly had a negative impact on orders and study starts during the fourth quarter and the early part of 2001. However, it has been encouraging to see the recent very public support for the Company and the work it undertakes coming from a broad coalition of media, Government, and from the industries we serve. This gives us confidence that the order growth which had driven the Company's recovery since the involvement of the new management team in late 1998 will resume during 2001".

Brian Cass, Huntingdon's Managing Director added: "Despite the fall off in orders in the last quarter, order levels for the year still increased by 5% over 1999. This followed a 17% increase in 1999. This order growth produced a 9% year on year growth in revenues, with our US business particularly buoyant. Revenues in the fourth quarter were down on the third quarter, but still ahead of the fourth quarter of 1999. This year the client support referred to earlier has been tangible, particularly in the UK. Also we have begun to see some pick-up in orders from the European Pharmaceutical sector which was sluggish during last year and has been prone to delays and cancellations."

Mr. Cass added "We've continued to invest in our workforce with selective salary actions to ensure that we remain competitive, but productivity was again up as we increased revenues by 9% with only a 2% increase in headcount. Going forward we shall certainly re-emphasise our focus on productivity, process improvement and cost control which is so fundamental to improving margins once we restart the revenue growth. With our refinancing now in place and the UK government committed to providing a safe and productive environment for researchers, we're optimistic about, and committed to, making 2001 a year to rebuild our momentum at both the top and the bottom line".

Huntingdon Life Sciences Group plc is one of the world's leading CROs providing product development services to the pharmaceutical, agrochemical and biotechnology industries. Huntingdon brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. Huntingdon operates research facilities in the United Kingdom (Huntingdon and Eye, England) and the United States (The Princeton Research Centre, New Jersey).

This announcement contains statements that may be forward-looking as defined by the USA's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended December 31, 1999 as filed with the US Securities and Exchange Commission.


                          * * * TABLES TO FOLLOW * * *


                       HUNTINGDON LIFE SCIENCES GROUP plc
                                 ("HUNTINGDON")
                          (SEAQ:HTD, NASD OTCBB:HTDLY)

            SUMMARY OF UNAUDITED CONSOLIDATED PROFIT & LOSS ACCOUNTS

Year ended December 31, 2000                                                      2000                    1999
-----------------------------                                                  (pound)000's          (pound)000's

Revenues                                                                        63,297                  58,215
Cost of sales                                                                 (55,937)                (51,717)
                                                                       ----------------         ---------------
Gross profit                                                                     7,360                   6,498

Exceptional loss                                                                (2,300)                (1,250)
Other selling and administrative expenses                                       (9,987)                (9,026)
                                                                           -----------           -------------
Total selling and administrative expenses                                     (12,287)                (10,276)
                                                                       ----------------         ---------------

Operating loss                                                                 (4,927)                 (3,778)
Exceptional items - sale of fixed assets                                             -                   1,757
                                                                       ----------------         ---------------

Loss on ordinary activities before interest                                    (4,927)                 (2,021)
Interest receivable and similar income                                           1,303                     637
Interest payable and similar charges                                           (7,320)                 (5,254)
                                                                       ----------------         ---------------

Loss on ordinary activities before taxation                                   (10,944)                 (6,638)
Taxation                                                                             -                      28
                                                                       ----------------         ---------------

Loss after taxation                                                           (10,944)                 (6,610)
                                                                       ----------------         ---------------

Loss per share (pence)   -   basic                                               (3.8)                   (2.3)
                         -   diluted                                             (4.2)                   (2.4)
                                                                       ----------------         ---------------
Loss per ADR (cents)     -   basic                                             (142.8)                  (92.0)
                         -   diluted                                           (159.9)                  (95.7)
                                                                       ----------------         ---------------


Consolidated Statement of Total Recognised Gains and Losses

For the 12 months ended December 31, 2000

                                                                                 2000                     1999
                                                                            (pound)000's             (pound)000's

Loss for the financial year                                                  (10,944)                  (6,610)
                                                                       ---------------          ---------------
Total losses recognised since last report and accounts                       (10,944)                  (6,610)
                                                                       ---------------          ---------------

            SUMMARY OF UNAUDITED CONSOLIDATED PROFIT & LOSS ACCOUNTS


3 Months ended December 31                                                 2000                       1999
---------------------------                                            (pound)000's              (pound)000's

Revenues                                                                 15,830                     15,514
Cost of sales                                                          (15,076)                   (13,276)
                                                                   -------------             --------------

Gross profit                                                                754                      2,238

Exceptional loss                                                         (2,300)                         -
Other selling and administrative expenses                                (2,663)                   (2,233)
                                                                     -----------               -----------
Total selling and administrative expenses                               (4,963)                    (2,233)
                                                                   -------------             --------------

Operating loss/(profit)                                                 (4,209)                          5
Exceptional items - sale of fixed assets                                      -                       (15)
                                                                   -------------             --------------
                                                                        (4,209)
Loss on ordinary activities before interest                                                           (10)
Interest receivable and similar income                                      194                        209
Interest payable and similar charges                                    (1,117)                    (1,635)
                                                                   -------------             --------------

Loss on ordinary activities before taxation                             (5,132)                    (1,436)
Taxation                                                                      -                          -
                                                                   -------------             --------------

Loss after taxation                                                     (5,132)                    (1,436)
                                                                   -------------             --------------

Loss per share (pence)   -   basic                                        (1.8)                      (0.5)
                         -   diluted                                      (2.5)                      (0.5)
                                                                   -------------             --------------
Loss per ADR (cents)     -   basic                                       (66.8)                     (20.0)
                         -   diluted                                     (96.4)                     (21.2)


                                                                   -------------             --------------


                SUMMARY OF UNAUDITED CONSOLIDATED BALANCE SHEETS

As at December 31                                                2000           1999
-----------------                                            (pound)000's    (pound)000's

Fixed Assets                                                    64,431              69,048
                                                             ----------      --------------


Stock                                                              907                 803
Debtors                                                         18,290              16,517
Cash and short term investments                                  2,199               5,258
                                                             ----------      --------------
Current assets                                                  21,396              22,578
                                                             ----------      --------------

Bank loans and overdrafts                                     (22,586)            (22,586)
Creditors and Taxation                                        (21,236)            (18,349)
                                                             ----------      --------------
Current liabilities                                           (43,822)            (40,935)

Net current liabilities                                       (22,426)            (18,357)

                                                             ----------      --------------
Total assets less current liabilities                           42,005              50,691

Creditors: amounts falling due after one year
Convertible Capital Bonds                                     (32,888)            (30,331)
Obligations under finance leases                                 (140)                   -
                                                             ----------      --------------
                                                              (33,028)            (30,331)

Provisions for liabilities and charges                         (2,258)             (2,756)

                                                             ----------      --------------

Shareholder funds - all equity                                   6,719              17,604
                                                             ----------      --------------

                  SUMMARY OF UNAUDITED CONSOLIDATED CASH FLOWS


Year ended December 31                                                      2000               1999
-----------------------                                                 (pound)000's        (pound)000's
(see also Note 9 in the press release)


Net cash inflow/(outflow)  from operating activities                        2,088                (163)
                                                                        ----------           ----------

Returns on investment and servicing of finance
Interest received and similar income                                          125                  392
Interest paid and similar charges                                         (4,550)              (4,173)
                                                                        ----------           ----------
                                                                          (4,425)              (3,781)
                                                                        ----------           ----------
Taxation
UK Corporation tax received                                                     -                   28
                                                                        ----------           ----------
Capital expenditure and financial investment
Sale of tangible fixed assets                                                   -                4,214
Purchase of tangible fixed assets                                         (1,905)              (3,024)
                                                                        ----------           ----------
                                                                          (1,905)                1,190
                                                                        ----------           ----------

Net cash outflow before use of liquid resources and financing             (4,242)              (2,726)
                                                                        ----------           ----------
Management of liquid resources
Movement in short term investments                                          2,200                8,800
                                                                        ----------           ----------
Financing:
Issue of share capital                                                         59                    -
Loan received/(repaid)                                                      1,000              (5,214)
Finance leases                                                                124                (135)
                                                                        ----------           ----------
                                                                            1,183              (5,349)
                                                                        ----------           ----------
                                                                        ----------           ----------

(Decrease)/increase in cash                                                 (859)                  725
                                                                        ----------           ----------



                  SUMMARY OF UNAUDITED CONSOLIDATED CASH FLOWS


3 Months ended December 31                                                  2000                1999
--------------------------                                              (pound)000's        (pound)000's
(see also Note 9 in the press release)



Net cash inflow from operating activities                                   2,184               1,931
                                                                        ----------         -----------
Returns on investment and servicing of financing
Interest received and similar income                                           22                  52
Interest paid and similar charges                                           (692)               (347)
                                                                        ----------         -----------
                                                                            (670)               (295)
                                                                        ----------         -----------
Taxation
UK Corporation tax received                                                     -                   -
                                                                        ----------         -----------
Capital expenditure and financial investment
Sale of tangible fixed assets                                                   -                   -
Purchase of tangible fixed assets                                           (425)               (873)
                                                                        ----------         -----------
                                                                            (425)               (873)
                                                                        ----------         -----------
Net cash inflow before use of liquid resources and financing                1,089                 763
                                                                        ----------         -----------
Management of liquid resources
Movement in short term investments                                              -             (2,200)
                                                                        ----------         -----------

Financing:
Issue of share capital                                                         59                   -
Finance leases                                                                124               (135)
                                                                        ----------         -----------
                                                                              183               (135)
                                                                        ----------         -----------
Increase/(decrease) in cash                                                 1,272             (1,572)
                                                                        ----------         -----------
                                                                        ----------         -----------


Notes:

(1) As a result of the refinancing of the Company's bank debt on January 20, 2001 bank loans totaling (pound)22,586,000 currently shown in current liabilities are now repayable in June 2006.

    As part of the refinancing additional working capital was made available to the Group to meet its immediate trading requirements. This, together with other financing options still available to the Company, are expected to provide adequate finance for the foreseeable future.

    In the light of the above the directors have formed a judgement that it is appropriate to adopt the going concern basis in preparing the accounts

(2) The financial information set out in the announcement does not constitute the company's statutory accounts for the years ended December 31, 2000 or 1999. The financial information for the year ended December 31, 1999 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the year ended December 31, 2000 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the company's annual general meeting. The quarterly information for the periods ended December 31, 2000 and December 31, 1999 has been neither audited nor reviewed.

(3) Exceptional losses in 2000 comprise:

    A write off of costs of (pound)1.2 million incurred in the refinancing of the Company's bank debt of (pound)22.6 million. The costs incurred have been written off rather than carried forward and amortised over the period of the new loan agreement. The reason for this is that the costs were incurred on elements of the refinancing which did not proceed, or on facility extensions prior to the year end.

    A review of asset values in the UK in accordance with FRS 11 resulting in a provision for impairment of (pound)1.1 million. This review compared the carrying value of the Group's two sites at Huntingdon and Eye together with associated equipment with their value in use. The present value of forecast future cash flows arising from the continued use of these facilities was lower than their carrying value necessitating the write down.

(4) The Directors do not recommend payment of a dividend.

(5) Loss per share is based on an average of 291,206,073 (1999, 291,010,294) Ordinary Shares outstanding during the year ended December 31, 2000 and on an average of 291,793,411 (1999, 291,010,294) Ordinary Shares outstanding during the three month period ended December 31, 2000.

(6) Diluted  loss  per  share  is  based on an  average  of  260,001,683  (1999:
    279,827,855) Ordinary Shares outstanding during the year ended December 31, 2000 and on an average 202,374,067 (1999: 274,724,821) Ordinary Shares outstanding during the three month period ended December 31, 2000.

(7) Loss per ADR is calculated using an exchange rate of $1.52 = (pound)1.00 (1999, $1.62 = (pound)1.00). On July 10, 2000 the Company changed its ADR ratio to one ADR representing twenty five Ordinary Shares and the loss per ADR for each period has been calculated using this ratio; previously each ADR represented five Ordinary Shares. The ratio change was implemented to assure compliance with the New Year Stock Exchange's listing requirement that ADR's trade at a minimum price of $1.00 per share.

(8) For the purposes of consolidation an average exchange rate of $1.52 = (pound)1.00 has been used in the year ended December 31, 2000 (1999, $1.62 = (pound)1.00) and $1.45 = (pound)1.00 (1999, $1.63 = (pound)1.00) in the three month period ended December 31, 2000.

(9) Reconciliation of operating loss and net cash inflow/(outflow) from operating activities:


                                                 3 months ended December 31           12 months ended December 31
                                                      2000             1999               2000               1999
                                               (pound)'000      (pound)'000        (pound)'000        (pound)'000
  Operating loss                                   (4,209)                5            (4,927)            (3,778)
  Exceptional loss                                   1,100                -              1,100              1,250
  Depreciation                                       1,506            1,492              5,995              5,979
  (Increase)/decrease in stock                       (183)              262              (104)                334
  (Increase)/decrease in debtors                     1,552          (1,822)            (1,774)            (3,041)
  Increase/(decrease) in creditors                   2,535            3,264              2,296                389
  Movement in provisions                             (117)          (1,270)              (498)            (1,296)
                                                -----------    -------------    ---------------      -------------
                                                     2,184            1,931              2,088              (163)
                                                -----------    -------------    ---------------      -------------

(10)A printed copy of this quarterly report is available on request from the Registered Office at Woolley Road, Alconbury, Huntingdon, Cambs PE28 4HS.